UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2009.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  February 2, 2009                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                         NEWS RELEASE FEBRUARY 4, 2009

                       ROCHESTER PROVIDES FINANCING UPDATE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) announces the Company has received all funds from E-Energy Ventures Inc( " E-Energy"). and Cooper Minerals Ltd., ( "Cooper") in respect to each of their acquisition of an undivided 10-per-cent equity interest in Mina Real Mexico SA de CV, a subsidiary of the Company. E-Energy Ventures Inc. and Cooper Minerals Inc. each funded $1,475,000 to be used to fund ongoing costs at the Mina Real Project. E-Energy and Cooper also provided additional financing of $1.05-million by way of private placement. The Company issued 7,000,000 shares with E-Energy and Cooper each purchasing 3,500,000 shares. The shares issued have hold periods which all expire on or about April 24th 2009. In respect to these transactions the Company paid cash finders fees of $296,750 and issued 2,000,000 warrants with the warrants exercisable at $0.17 per share and all warrants expiring by January 20, 2010.

An updated 43-101 Technical Report on the Mina Real property has been prepared in conjunction with this transaction.

The Company also announces they are pleased to add Mike Magrum, P.Eng. to the Board of Directors. Mr. Magrum is a geological engineer with extensive uranium experience covering most of the uranium-bearing Proterozic basins in Canada. He is a graduate of the Haileybury School of Mines and the University of Alaska. Mr. Magrum was part of the technical team that assembled JNR Resources' very successful Athabasca Basin uranium land holdings. He also served as a director of Seabridge Gold, which acquired a major gold property portfolio containing a multi million ounce gold resource.

Mr. Eduardo Luna, Company President and CEO said, "We are pleased to have E-Energy and Cooper as our joint venture partners and we look forward to working with them to further advance the developments at the Mina Real Mine."

Furthermore the Company has agreed to conduct a private placement, for up to ten million units at a purchase price of $0.25 per unit for gross proceeds to the Company of up to $2.5-million. Each Unit will consist of one common share of the Company and one half transferable common share purchase warrant. Each full Warrant will be exercisable into one additional common share of the Company at an exercise price of $0.45 per share for a period of 18 months from the closing of the Private Placement. The financing is partially brokered with Canaccord Capital Corporation placing $1,000,000. Canaccord will have the option, exercisable any time prior to closing, to increase the size of the offering by up to $500,000. A finder's fee of 8% cash and 10% finders warrants will be payable on a portion of this placement.

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                                      -2-



"This additional capital will enable us to reach our near-term goals of producing positive cash flow by accelerating our development and exploration programs, while simultaneously executing on our long-term mine plan by development and mining from multiple areas project-wide," states Mr. Luna.

The Company has also granted 1,500,000 stock options to directors, officers, employees and consultants to purchase 1,500,000 common shares of the Company, at $0.25 per share, for 3 years.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ EDUARDO LUNA                             Empire Communications Inc.
-------------------------------              Tel:  604-484-0066
Eduardo Luna, President and CEO              Email: info@rochesterresources.com
                                             Website: www.rochesterresources.com

ABOUT ROCHESTER RESOURCES LTD.:
Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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